May 19, 2006

Mr. William Ashmore
Impac Secured Assets Corp.
1401 Dove Street
Newport Beach, CA 92660

Re: Impac Secured Assets Corp.
Amendment No. 2 to Registration Statement on Form S-3
Filed May 5, 2006
File No. 333-131328

Dear Mr. Ashmore:

        We have reviewed your responses to the comments in our letter dated April 28, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. Please replace the term "the trust" with "the Issuing Entity" on the cover pages to the base prospectus and supplements.

Base Prospectus

<u>General</u>

2. Please confirm that market value swaps will only be used in connection with the mandatory auction procedures described in the base prospectus.

3. We note your responses to prior comments 10 and 11. We have referred these responses to the Division of Investment Management for possible comment.

Pooling and Servicing Agreement

4. We note the definition of "Servicing Criteria." Please revise to remove any suggestion that market participants acting alone can alter Regulation AB

responsibilities. Please confirm that you will comply with the rules and interpretive positions set forth by the Commission and the staff.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (212) 912-7751
        Mr. Richard Simonds, Esq.
        Thacher Proffitt & Wood LLP
        Telephone: (212) 912-7472